FOR IMMEDIATE RELEASE

NEWS RELEASE

SUMMER EXPLORATION TO COMMENCE AT POPLAR URANIUM PROJECT

Vancouver, Canada, June 25th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  is pleased to announce that it has executed a Memorandum of Understanding (“MOU”) with East Resources, Inc. (“ERI”) to commence exploration of the Company’s Poplar uranium project (“Project”), located in the Province of Saskatchewan on the northern rim of Canada’s Athabasca Basin.  In December, 2008, ERI had executed a similar agreement with the Company to undertake uranium exploration at the Company’s NE Wollaston project in the Province of Manitoba.  However, due to continual delays encountered since the Fall of 2007 with the award of exploration permits by the Government of Manitoba arising from prolonged consultations with native communities, both CanAlaska and ERI have opted to initiate their cooperation by first conducting uranium exploration in Saskatchewan.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years.  ERI may earn a 70% interest in the project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

Poplar Project

The Poplar project straddles over 60 km of the northern edge of the Athabasca Basin in northern Saskatchewan.  The Project presently comprises 21 claims, covering 76,976 Ha.

In 2007 and 2008, CanAlaska carried out airborne EM and waterborne seismic surveys across the southern portion of the Poplar project.  These surveys defined a large number of structural events, and zones of high conductivity with disruption in the sandstone cover indicative of hydrothermal alteration.

The presence of favourable graphitic conductors in the meta-sedimentary package, is revealed by the VTEM airborne surveys.  The presence of large scale structural disturbances, combine well with the uranium enriched-basement to enhance the potential for unconformity uranium deposits on this Project.  The Company has previously announced three significant areas of mineralized showings from 2008 reconnaissance prospecting (See News Release:  February 6, 2009), along with a significant number of surface samples containing uranium mineralization.  Samples containing significant gold and platinum mineralization were also associated with two of the target areas.  Two types of mineralizing styles are presently recognized:

1.

Metamorphic re-concentrations in pegmatitic to granitic rocks with a low U/Th ratio; these showings contain less than 1% U3O8.

2.

Hydrothermal vein-type showings in a variety of rocks with a high U/Th ratio; these showings contain distinctly higher U3O8, reaching over 50% U3O8.

Pending ice-free conditions at the Project and the execution of a definitive agreement, a team of Company and ERI geologists will commence exploration in July of this year.  This Summer 2009 program, to be funded by ERI, will allow detailed reviews of the many strong targets across the property and lead to early drill-testing of the most significant mineralized targets in the following Winter season.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  Memoranda of Understanding have also been executed with mining partner East Resources Inc. to commence exploration on the Poplar and NE Wollaston Projects, comprising a potential 100,000 metres of drill testing on each property.

About East Resources Inc.

East Resources Inc. is a British Columbia company, whose principals also own a controlling interest in Allway Minerals and Science Technology Co. Ltd., a private enterprise with its headquarters based in Xian, China.  Allway (www.allway.cc) is a mining concern with diversified operations across China in the production of nickel, lead-zinc, copper, vanadium and gold.  Most recently, Allway has begun to expand its international operations in Canada and Indonesia.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	June 25th, 2009